UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

PagSeguro Digital Ltd.

File No. 333-222292 - CF#35488

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PagSeguro Digital, Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 26, 2017 as amended.

Based on representations by PagSeguro Digital, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 1, 2021
Exhibit 10.2	through January 1, 2022
Exhibit 10.3	through January 1, 2022
Exhibit 10.4	through January 1, 2022
Exhibit 10.5	through January 1, 2022
Exhibit 10.6	through March 11, 2025
Exhibit 10.7	through January 1, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary